10028714

STATES
IANGE COMMISSION
D.C. 20549

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ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22371

SEC MAIL PROCESSING SECTION
RECEIVED
29 2010
WASH, D.C.
211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/09 (MM/DD/YY) AND ENDING 02/28/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oscar Gruss & Son Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

292 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deepak Tejwaney 212-514-2432
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/6

OATH OR AFFIRMATION

I, Deepak Tejwaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oscar Gruss & Son Incorporated, as of February 28, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Deepak Tejwaney

CFO

Title

Notary Public

PAUL BECKER
Notary Public, State of New York
No. 01BE4745861
Qualified in Kings County
Commission Expires April 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

We have audited the accompanying consolidated statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of February 28, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 28, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
April 23, 2010

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition
February 28, 2010

ASSETS	
Cash and Cash Equivalents	$ 2,571,273
Investments, at fair value	711,113
Due From Clearing Broker	824,373
Commissions Receivable From Other Broker-Dealers	112,127
Management Fees Receivable	501,056
Property and Equipment (net of accumulated depreciation of $2,957,846)	418,218
Deferred Income Taxes	375,000
Other	469,020
Total assets	$ 5,982,180
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	$ 848,199
Accounts payable and accrued expenses	800,627
Other	93,699
Total liabilities	1,742,525
Commitments and Contingencies (Note 12)	
Subordinated Borrowings	3,000,000
Stockholders' Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 704 shares	433,931
Additional paid-in capital	3,595,168
Accumulated deficit	(2,789,444)
Total stockholders' equity	1,239,655
Total liabilities and stockholders' equity	$ 5,982,180

See Notes to Consolidated Statement of Financial Condition.

Note 1. Operations and Principal Business Activity

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations including the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a market-maker on the Nasdaq exchange. Substantial portions of the Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Marketfield Asset Management, LLC (the "Advisor") is a wholly owned subsidiary of the Company and is the investment advisor for the Marketfield Fund, the Marketfield Fund, Limited, the Marketfield Credit Master Fund, Limited and the Marketfield Credit Fund, Limited (the "Marketfield Funds"). The Advisor is registered with the SEC pursuant to the Investment Advisers Act of 1940.

The statement of financial condition of the Advisor is consolidated with the statement of financial condition of the Company. All material intercompany accounts and transactions are eliminated in consolidation.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts are carried by other broker-dealers.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of the financial condition. References to generally accepted accounting principles ("GAAP") in these footnotes are to the *FASB Accounting Standards Codification* ™ sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The Company's securities transactions are recorded on a trade-date basis.

Investments are valued at fair value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Note 2. Significant Accounting Policies (Continued)

The Company is subject to federal, state and local income taxes. The FASB issued new guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. The Company adopted this new guidance for the fiscal year ended February 28, 2010. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions taken are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense and liability for the current year. For the year ended February 28, 2010 management has determined that there are no material uncertain tax positions.

The Company is not subject to examination by U.S. federal, state or local tax authorities for years before 2006.

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 23, 2010, the date the statement of financial condition was available to be issued.

Note 3. Fair Value

Fair Value Measurement

Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 3. Fair Value (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of February 28, 2010:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 1,978,070	$ 1,978,070	$ -	$ -
Mutual fund (Note 9)	613,923	613,923	-	-
Equity securities	97,190	97,190	-	-
Investments, at fair value	$ 711,113	$ 711,113	$ -	$ -

Note 4. Due From Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At February 28, 2010, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2010, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2010, these balances were fully collateralized by securities owned by the customers.

Note 5. Property and Equipment

Property and equipment, at cost, consists of the following:

Leasehold improvements	$ 285,086
Furniture	229,622
Computer and phone equipment	2,824,362
Software	36,994
	3,376,064
Less accumulated depreciation	2,957,846
	$ 418,218

Note 6. Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $987,500 and bear interest at a rate of 10% per annum; $3,000,000 are due in full on December 31, 2013.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 7. Deferred Income Taxes

At February 28, 2010, the Company has net operating loss ("NOL") carryforwards of approximately $936,000 and other tax credits carryforwards expiring in 2023. As a result of the NOL, tax credit carryforwards and other timing differences, the Company has recorded a deferred tax asset of approximately $756,000, upon which management has recorded a valuation allowance of $381,000 that is management's best estimate of the amount which will ultimately be utilized.

Note 8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which they make a market.

At February 28, 2010, the Company had net capital of $2,792,180, which was $2,542,180 in excess of the minimum net capital required.

Note 9. Related Party Transactions

Investments, at fair value, of $613,923 represent an investment in the Marketfield Fund, a mutual fund regulated under the Investment Company Act of 1940.

Note 10. Stockholders' Equity

On February 24, 2010, the Company filed a restated certificate of incorporation (the "Document"). The Document was amended to increase the authorized shares of common stock from 1,000 shares of stock, no par value, to 20,000 shares of stock, no par value. The terms of the preferred stock were also changed so that all of the authorized 1,500 shares of preferred stock is valued at zero par value rather than at $9,000 par value, and the preferred stock may be issued in one or more series with such preferences as shall be determined by the Company's directors.

Note 11. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 12. Commitments and Contingencies

The Company leases office space in New York, California, and Connecticut. The future minimum annual rental payments under all leases are as follows:

Period Ending February 28 (29),	
2011	$ 382,215
2012	457,795
2013	462,179
2014	462,706
Thereafter	663,985
	$ 2,428,880

The leases are subject to various escalation clauses for real estate taxes and electricity.

The Company is a defendant in various lawsuits. In the opinion of management, these suits are without substantial merit and should not result in judgments that, in the aggregate, would have a material adverse effect on the Company's consolidated statement of financial condition.

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition

February 28, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to February 28, 2010, which were agreed to by Oscar Gruss & Son Incorporated (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the total revenue amounts of the audited consolidated financial statements for the year ended February 28, 2010 less revenues reported on the FOCUS reports for the period from March 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to February 28, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 23, 2010

AMENDED

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OSCAR GRUSS & SON INCORPORATED
292 MADISON AVENUE
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deepak Tejwaney (212) 514 2432

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $31,442

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (25,211)

10/14/2009 $10,378 + $357

Date Paid 02/15/10 $14,833

C. Less prior overpayment applied (357)

D. Assessment balance due or (overpayment) 5874

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5874

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5874

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

MARKETFIELD ASSET MANAGEMENT, LLC, an investment advisor registered under the 1940 Act (CRD # 142560)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OSCAR GRUSS & SON INCORPORATED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6TH day of APRIL, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending FEB 28, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,780,436
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. LINE 4055 / LINE 4145 / LESS: PAID BY ADVISOR MAR 2009	152,689 / 707,151 / (23,096)	836,744
(4) Reimbursements for postage in connection with proxy solicitation.		185,934
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ADVISORY INCOME FOR MARCH 2009 INCLUDED IN LINE 3975 4030 & 2(a) ABOVE		168,892
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 12049	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 6274	
Enter the greater of line (i) or (ii)		12049
Total deductions		1203,619
2d. SIPC Net Operating Revenues		$ 12,576,817
2e. General Assessment @ .0025		$ 31442

(to page 1 but not less than $150 minimum)

Oscar Gruss & Son Incorporated

Independent Auditor's Report on Internal Control

February 28, 2010

McGladrey & Pullen
Certified Public Accountants

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

In planning and performing our audit of the consolidated financial statements of Oscar Gruss & Son Incorporated (the "Company") as of and for the year ended February 28, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 23, 2010